WIDESCOPE RESOURCES INC.

NOTICE

Attached are the unaudited interim consolidated financial statements of Widescope Resources Inc.
(the “Corporation”) for the period ended June 30, 2009. The Corporation’s auditor has not reviewed the attached financial statements.

WIDESCOPE RESOURCES INC.

“signed”
Douglas E. Ford
Director

August 27, 2009

WIDESCOPE RESOURCES INC.
Interim Consolidated Balance Sheets
Prepared by management (unaudited)

		June 30, 2009	December 31, 2008
ASSETS
Current assets
	Cash	$22,639	$40,661
	Accounts receivable	6,303	4,877
	Marketable securities (Note 9)	25,000	—

		58,378	45,538
Other assets
	Mineral Properties (Note 3)	145,000	205,000
	Equipment	—	774

		$203,378	$251,312

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
	Accounts payable and accrued liabilities	$161,004	$152,996

Non-controlling interest (Note 3)		55,359	59,980

Shareholders' equity
	Share capital – common (Note 5)	13,044,609	13,044,609
	Share capital – preferred (Note 5)	604,724	604,724
	Contributed surplus	53,344	53,344
	Accumulated other comprehensive loss	(25,000)	—
	Deficit	(13,690,662)	(13,664,341)

		(12,985)	38,336

		$203,378	$251,312

Nature and Continuance of Operations (Note 1)
Approved by the Directors:
"Signed"

Martin Schultz
"Signed"

Douglas E. Ford

WIDESCOPE RESOURCES INC.
Interim Consolidated Statements of Operations, Comprehensive loss and Deficit
Prepared by management (unaudited)

		Three Months Ended June 30		Six Months Ended June 30
		2009	2008	2009	2008
Revenue
	Interest Income	$-	$—	$-	$—

Expenses
	General and administrative	13,251	23,683	30,226	50,487
	Write-off of equipment	716	—	716	—

Income (loss) from operations		(13,967)	(23,683)	(30,942)	(50,487)
Non-controlling interest in loss		2,459	2,277	4,621	4,395

Net loss		(11,508)	(21,406)	(26,321)	(46,092)

Basic and diluted loss per share		(0.00)	(0.00)	(0.00)	(0.00)

Comprehensive loss
	Net loss	(11,508)	(21,406)	(26,321)	(46,092)
	Unrealized loss on marketable Securities	(25,000)	—	(25,000)	—

Comprehensive loss		(36,508)	(21,406)	(51,321)	(46,092)

Weighted average shares o/s		10,883,452	10,883,452	10,883,452	10,883,452

WIDESCOPE RESOURCES INC.
Interim Consolidated Statements of Deficit and Other Comprehensive Loss
Prepared by management (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
DEFICIT
Deficit, beginning of period	(13,679,154)	(13,488,050)	(13,664,341)	(13,463,364)
Net loss	(11,508)	(21,406)	(26,321)	(46,092)

Deficit, end of period	$(13,690,662)	$(13,509,456)	$(13,690,662)	$(13,509,456)
ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of period	-	-	-	-
Unrealized loss on marketable Securities	(25,000)	—	(25,000)	—

Balance, end of period	$(25,000)	$-	$(25,000)	$-

WIDESCOPE RESOURCES INC.
Interim Consolidated Statements of Cash Flow
Prepared by management (unaudited)

	Three Months Ended June 30			Six Months Ended June 30
	2009		2008	2009	2008
Operating Activities
Net loss	$(11,508)	$	(21,406)	$(26,321)	$(46,092)
Non cash Items:
Non controlling interest in loss	(2,459)		(2,277)	(4,621)	(4,395)
Amortization	—		83	58	166
Write-off of equipment	716		—	716	—
Net change in working capital items:
Receivables	(580)		(1,304)	(1,426)	(589)
Accounts payable and accrued liabilities	8,267		20,003	8,008	38,286

Cash used in operations	(5,564)		(4,901)	(23,586)	(12,264)

Investing Activities
Mining property development (costs) proceeds	10,000		—	10,000	—

Cash from investing activities	10,000		-	10,000	-

Increase (decrease) in cash	4,436		(4,901)	(13,586)	(12,264)
Cash, beginning of period	22,639		61,905	40,661	69,628

Cash, end of period	$27,075	$	57,004	$27,075	$57,004

Supplemental Cash Flow Information:
Cash paid for interest	$-		—	$-	$—

Cash paid for income taxes	$-		—	$-	$—

1. Nature and Continuance of Operations

The Company’s principal business activities include the exploration of natural resource properties. The Company has acquired, directly and by way of the acquisition of Outback Capital Inc. (Note 3), interests in various mineral claims in Manitoba providing the right to explore. The Company has a working capital deficit of $102,626 at June 30, 2009 and has incurred a deficit of $13,690,662. The Company will require additional funding to meet its obligations and the costs of its operations. During the period the Company entered into an agreement to sell certain of its mineral claims and allowed certain other mineral claims to lapse (refer to Note 3). Since the sale of its mineral property interest, the Company is currently looking to acquire other mineral properties or enter into additional mineral property option agreements.

Effective July 12, 2006, the Company changed its name from International Gemini Technology Inc. to Widescope Resources Inc.

The Company’s future capital requirements will depend on many factors, including costs of exploration and development of the properties, production, if warranted, and competition and global market conditions. The Company’s potential recurring operating losses and growing working capital needs may require that it obtain additional capital to operate its business. Such outside capital will include the sale of additional common shares. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders.

The Company is dependent upon the discovery of economically recoverable reserves, to obtain necessary financing to complete the development of its properties, and future production or proceeds from the disposition thereof. The financial statements have been prepared under the assumption the Company is a going concern. The ability of the Company to continue operations as a going concern is ultimately dependent upon attaining profitable operations. To date, the Company has not generated profitable operations from its resource operations and will need to invest additional funds in carrying out its planned exploration, development and operational activities. As a result, additional losses are anticipated prior to obtaining a level of profitable operations.

2. Significant Accounting Policies

Basis of presentation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Except as indicated in note 9, they also comply, in all material respects, with United States generally accepted accounting principles (“US GAAP”).

Basis of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and, effective June 30, 2006 (date of acquisition), those of its 65.42% owned subsidiary, Outback Capital Inc. All intercompany balances and transactions have been eliminated on consolidation.

Mineral properties
The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold, abandoned or until management has determined there to be an impairment. These costs will be amortized over the useful life of the properties following the commencement of commercial production, or written off if the properties are sold abandoned, allowed to lapse, or if management has otherwise determined that the carrying value of a property is not recoverable and should be impaired. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. It is reasonably possible that economically recoverable reserves may not be discovered, and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Although the Company has taken steps to verify title to mineral properties in which it has an

2. Significant Accounting Policies cont’d

Mineral properties cont’d
interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Asset retirement obligations
The Corporation is subject to the provisions of CICA Handbook Section 3110, Asset Retirement Obligations, which requires the estimated fair value of any asset retirement obligations to be recognized as a liability in the period in which the related environmental disturbance occurs and the present value of the associated future costs can be reasonably estimated. As of June 30, 2009 and 2008 the Corporation has not incurred and is not committed to any asset retirement obligations in respect of its mineral exploration properties.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Areas requiring significant use of estimates by management relate to determining the carrying value of mineral properties, and tax rates to calculate future income taxes.

Financial instruments
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 3855, and 3861 financial instruments. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

This standard was applied prospectively and the adoption of this standard did not result in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

The Company’s financial instruments consist of cash, receivables, marketable securities, and accounts payable and accrued liabilities. Cash is measured at face value, representing fair value and classified as held for trading. Receivables are measured at amortized cost and classified as loans and receivables. Marketable securities are classified as available-for-sale and measured at fair value at each reporting period with fair value being determined by quoted market price of the securities. Unrealized gains and losses from available-for-sale instruments are recognized in other comprehensive income (loss) during the period. Accounts payable and accrued liabilities are measured at amortized cost and classified as other financial liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short term natures, unless otherwise noted.

The Company has determined that it does not have derivatives or embedded derivatives.

Comprehensive income (loss)
Effective January 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”. Comprehensive income (loss) is defined as the change in equity from transactions and other events from non-owner sources. Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities and gains and losses resulting from the translation of self-sustaining foreign operations, in a statement of comprehensive income (loss).

2. Significant Accounting Policies cont’d

Comprehensive income (loss) cont’d
For all periods presented through March 31, 2009, the Company had no items required to be reported in comprehensive loss. During the period ended June 30, 2009, the Company recognized in comprehensive loss for the period, an unrealized loss on marketable securities classified as available-for-sale.

Equipment
Equipment is recorded at cost. Amortization is calculated using the following annual rate, which is estimated to match the useful lives of the asset:

Computer hardware 30% declining balance

Loss per share
The loss per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal years. The calculation of loss per share figures using the Treasury Stock Method considers the potential exercise of outstanding share purchase options and warrants or other contingent issuances to the extent each option, warrant or contingent issuance was dilutive. For all years presented, diluted loss per share is equal to basic loss per share as the potential effects of options, warrants and conversions are anti-dilutive.

Cash and cash equivalents
The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Impairment of long-lived assets
The Company follows the recommendations of the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Income taxes
The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the carrying values of the asset and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income taxes and liabilities of a change in rates is included in operations in the period that includes the substantive enactment date. Where the probability of a realization of a future income tax asset is more likely than not, a valuation allowance is recorded.

Stock-based compensation
The Company applies the fair value method of valuing all grants of stock options. The estimated fair value of the stock options is recorded as compensation expense over the vesting period or at the date of grant if the options vest immediately, with the offset recorded in contributed surplus. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. Any consideration paid on the exercise of stock options is credited to share capital.

2. Significant Accounting Policies cont’d

Newly adopted accounting pronouncements

General Standards of Financial Statement Presentation
In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of Company’s ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern. The new section was adopted by the Company effective January 1, 2008 and the Company has included disclosures recommended by the new section in Note 1.

Capital Disclosures
In December 2006, the CICA issued Section 1535 “Capital Disclosures” which specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences on non-compliance. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. This new requirement was adopted by the Company effective January 1, 2008 and the related disclosures have been included in Note 7.

Financial Instruments Disclosures and Financial Instruments Presentation
Sections 3862 and 3863 have replaced Section 3861, “Financial Instruments Disclosure and Presentation”, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new Sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim financial statements for years beginning on or after October 1, 2007. The Company began application of these sections effective January 1, 2008 and the adoption of these new accounting standards have been disclosed in Note 8.

Accounting Changes
Section 1506, Accounting Changes, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the consolidated financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. This Section had no impact on the financial position or results of operations for the year ended December 31, 2008.

Future accounting pronouncements

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been estimated at this time.

2. Significant Accounting Policies cont’d

Future accounting pronouncements cont’d

Goodwill and intangible assets
In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. This new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standard January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosures of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.

Business Combinations
In January 2009, the CICA issued Section 1582, “Business Combinations”, replacing Section 1581 of the same name. The new section will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Section 1582, which provides the Canadian equivalent to International Financial Reporting Standard 3, Business Combinations (January 2008), establishes standards for the accounting for a business combination. Section 1582 requires business acquisitions (including non-controlling interests and contingent consideration) to be measured at fair value on the acquisition date, generally requires acquisition-related costs to be expensed, requires gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. As Section 1582 will apply only to future business combinations, it will not have a significant effect on the Company’s consolidated financial statements prior to such acquisitions.

Consolidated Financial Statements and Non-controlling Interests
In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Noncontrolling Interests”, which together replace the existing Section 1600, “Consolidated Financial Statements”, and provide the Canadian equivalent to International Accounting Standard 27, “Consolidated and Separate Financial Statements (January 2008)”. The new sections will be applicable to the Company on January 1, 2011. Section 1601 establishes standards for the preparation of consolidated financial statements, and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is assessing the impact, if any, of the adoption of these new sections on its consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the Emerging Issues Committee (“EIC”) concluded that an entity’s own credit risk and the credit risk of the counterparty should be taken into accounting in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable retrospectively without restatements of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for period ending on or after the date of the issue of the Abstract (January 20, 2009). Retrospective application with restatement of prior periods is permitted but not required. Early adoption is encouraged. The application of incorporating credit risk into the fair value should result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption with any resulting difference recorded in retained earnings except when derivatives in a fair value hedging relationship accounted for by the short cut method (difference is adjusted to the hedged item) and for derivatives in cash flow hedging relationship (differences are recorded in accumulated other comprehensive income). The Company does not expect that this will have any material impact on its financial statements.

3. Acquisition of Outback Capital Inc. dba Pinefalls Gold (“PFG”)

In April 2005, the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (“PFG”), a private Alberta company with certain directors and a principal shareholder of PFG in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. Pursuant to the subscription, the Company invested $90,000 in exchange for 1.8 million units during 2005 and an additional $110,000 in exchange for 2.2 million units in 2006 of PFG at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Without the exercise of the warrants, the Company purchased approximately 37% of the common shares of PFG. As at June 30, 2006, the Company had invested $200,000 in exchange for 4 million units under this subscription agreement.

In addition, the Company entered into a share exchange agreement with one of the principal shareholders of PFG, who is also a director of the Company, under which the Company acquired a further 3 million common shares of PFG in exchange for one million common shares of the Company at a value of $150,000. As a result of the share exchange agreement, the director in common no longer had an ownership interest in PFG.

The Company completed the transactions above effective June 30, 2006; and as at December 31, 2008 the Company owned 65.42% of the common shares of PFG.

The Pinefalls Gold mining property is subject to a 2% royalty based on the gross cash proceeds received from the sale of minerals, less the cost of smelting, refining, freight, insurance and other related costs, and the cost of marketing and sale of minerals derived from PFG properties. The royalty will be calculated on a cumulative basis and will be payable in cash by the Company within 180 days of each fiscal year end of the Company.

The fair value of the assets acquired and liabilities assumed effective June 30, 2006 are as follows:

- $ -
Current assets	126,108
Mineral claims and equipment	320,885
Current liabilities	(3,861)
Due to related parties	(11,390)
Non controlling interest	(81,742)

350,000

Consideration Paid:
1,000,000 common shares at $0.15 per share	150,000
Cash	200,000

350,000

Mineral Claims and equipment includes the following:

- $ -
Unproven Mining Claims – not subject to depletion	319,306
Equipment	1,579

Totals	320,885

3. Acquisition of Outback Capital Inc. dba Pinefalls Gold (“PFG”) cont’d

During February 2009 three of PFG’s seventeen Bissett, Manitoba area mineral claims were allowed to lapse, and mineral rights to those properties reverted to the Province of Manitoba.

During April 2009 PFG entered into an Option and Purchase and Sale Agreement with Cougar Minerals Corp. (“Cougar”), whereby Cougar was granted an option to purchase the fourteen remaining Bissett area mineral claims for total consideration of $205,000. Cougar’s payments to PFG will be made as follows: $10,000 (paid) and the issuance of 500,000 common shares (received) at an estimated fair value of $50,000 ($0.10 per share) immediately, in consideration of the grant of the option; and upon exercise of the option Cougar may elect to acquire a 100-per-cent interest by payments of further annual purchase payments of $25,000, $50,000 and $70,000 by April 30, 2010, 2011, and 2012, respectively with the subsequent purchase payments secured by a Promissory Note issued by Cougar to PFG.

As a result of the above, effective December 31, 2008, the Company recorded an impairment of its mineral properties of $145,445 thus reducing the mineral property carrying value to its estimated net recoverable amount of $205,000.

Mineral property costs since the acquisition consist of:

- $ -
Total
Balance as at June 30, 2006	319,306
Geological consulting fees	13,852

Balance as at December 31, 2006	333,158
Geological consulting fees	10,773
Filing fees	24

Balance as at December 31, 2007	343,955
Geological consulting fees	6,490

350,445
Impairment provision	(145,445)

Balance as at December 31, 2008	205,000

Cash received from Cougar	(10,000)
Cougar shares received at carrying value	(50,000)

Balance as at June 30, 2009	145,000

4. Related Party Transactions

During the period ended June 30, 2009, a company in which a director has an interest charged the Company $12,000 (2008: $12,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $123,756 (2008: $98,556) is included in accounts payable and accrued liabilities at June 30, 2009.

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

5. Share Capital

a) The authorized capital of the Company comprises 100,000,000 common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value. The rights and restrictions of the preferred shares are as follows:

i) dividends shall be paid at the discretion of the directors;

ii) the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii) the shares are convertible at any time; and

iv) the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

b) Common shares issued and outstanding

	2009			2008
	Shares	$		Shares	$
Balance, beginning and end of period	10,883,452		13,044,609	10,883,452		13,044,609

c) Preferred shares issued and outstanding

	2009			2008
	Shares	$		Shares	$
Balance, beginning and end of period	604,724		604,724	604,724		604,724

d) Warrants

	2009	2008
Balance, beginning of period	—	1,560,333
Expired during the period	—	(1,560,333)

Balance, end of period	-	-

Each warrant gave the holder the right to purchase one common share of the Company at $0.18 per share on or before the expiry of the warrants on December 5, 2008.

e) Stock Options

As of June 30, 2009 and 2008, there were no stock options outstanding.

6. Income Taxes

A reconciliation of income taxes for the taxation years listed, at statutory rates with the reported taxes is as follows:

	2008	2007		2006
Loss before income taxes:	$200,977	$49,759		$37,147

Statutory rates	31.00%	34.12%		34.12%
Expected income tax recovery	62,303	16,978		12,667
Non-controlling interest	2,668	2,962		1,527
Effect of reduction in tax rates	(25,427)	—		—
Permanent differences and other	14,307	(2,962)		(1,527)
Expiring losses	(7,194)	—		—
Increase in valuation allowance	(46,657)	(16,978)		(12,667)

Net future income tax recovery	$—	$—	?	$—

6. Income Taxes cont’d

The significant components of the Company’s future income tax assets are as follows:

	2008	2007
Future income tax assets:
Non-capital loss carry forward benefit	$89,500	$81,500
Capital losses carried forward	2,100	1,250
Mining properties	37,800	—
Valuation allowance	(129,400)	(82,750)

Net future income tax asset	$—	$—

The Company has approximately $344,000 in non-capital losses that can be offset against taxable income in future years which expire at various dates commencing in 2009, and approximately $8,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

The related potential income tax benefits with respect to these items have not been recorded in the accounts. Application and expiration of these carryforward balances are subject to relevant provisions of the Income Tax Act, Canada.

7. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

8. Risk Factors

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

8. Risk Factors cont’d

Credit risk

The Company’s credit risk is primarily attributable to receivables. The Company has no significant concentration of credit risk arising from operations. Receivables include primarily goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to its receivables is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2009, the Company had a working capital deficit of $102,626 compared with a deficit of $107,458 at the December 31, 2008 year end. All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is dependent on its ability to raise additional funds so that it can discharge its financial obligations.

Market risk

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt therefore, interest rate risk is minimal.

(b) Foreign currency risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars: therefore, foreign currency risk is minimal.

9. Marketable Securities

As at June 30, 2009, the Company held 500,000 common shares of Cougar with an original carrying value of $50,000 and an estimated fair value of $25,000. Management estimated the fair value of the shares using the quoted market price at quarter end. The change in fair value was recorded in the Statements of Accumulated Other Comprehensive Loss and management believes that the decline in fair value is temporary. Cougar is not a related party to the Company.